
03025910

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________.

Commission File Number 1-14637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANTA CORPORATION INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banta Corporation
River Place
225 Main Street
P.O. Box 8003
Menasha, Wisconsin 54952

Page number of Exhibit Index [18]


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

REQUIRED INFORMATION

The following financial statements and schedules of the Banta Corporation Incentive Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Note: These are copies of the audit reports previously incorporated by reference or issued by Arthur Andersen LLP ("Andersen") in connection with the Banta Corporation Incentive Savings Plan Form 11-K filing for the year ended December 31, 2001. The inclusion of these previously issued Andersen reports is pursuant to the "Temporary Final Rule and Final Rule Requirements for Arthur Andersen LLP Auditing Clients," issued by the U.S. Securities and Exchange Commission in March 2002. Note that these previously issued Andersen reports include references to certain years, which are not required to be presented in the accompanying consolidated financial statements as of and for the years ended December 31, 2002 and 2001. These audit reports have not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Banta Corporation Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Banta Corporation Incentive Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Milwaukee, Wisconsin
April 26, 2002

Financial Statements and Supplemental Schedule

Banta Corporation Incentive Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

0306-0441147

Banta Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrator
Banta Corporation Incentive Savings Plan

We have audited the accompanying statement of assets available for benefits of the Banta Corporation Incentive Savings Plan as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Banta Corporation Incentive Savings Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated April 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

June 13, 2003

Banta Corporation Incentive Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Mutual funds	**$ 66,967,605**	$ 75,874,516
Common stock	**13,193,382**	12,577,189
Common collective trust funds	**44,943,171**	46,550,268
Loans to participants	**4,446,171**	4,569,952
Total investments	**129,550,329**	139,571,925
Receivables:		
Participant contributions	**269,766**	245,868
Employer contributions	**73,123**	54,525
Total receivables	**342,889**	300,393
Assets available for benefits	**$129,893,218**	$139,872,318

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (16,864,929)
Interest and dividends	2,634,245
Total investment loss	(14,230,684)
Contributions:	
Employer	2,993,059
Participants	11,002,914
Total contributions	13,995,973
Rollover from other qualified plans	518,824
Total additions	284,113
Deductions	
Benefit and withdrawal payments	(10,230,630)
Administrative expenses	(32,583)
Total deductions	(10,263,213)
Net decrease	(9,979,100)
Assets available for benefits at beginning of year	139,872,318
Assets available for benefits at end of year	$129,893,218

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of Plan

The Banta Corporation Incentive Savings Plan (the Plan) is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the Company). The Plan is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to provide eligible employees an opportunity to accumulate saving on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code).

Other significant provisions of the Plan are discussed below. Participants should refer to the Summary Plan Description for a more completed description of the Plan's provisions.

Participants' Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

Investments

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund.

Vesting

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

1. Description of Plan (continued)

Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2002, ranged from 6.25% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan holds the Plan's investments and executes transactions therein. The Plan changed trustees from the U.S. Bank National Association to Fidelity Management Trust Company on July 1, 2001.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan provides for investments in mutual funds, common stock, and common collective trust funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. Investments

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

	2002	2001
Fidelity Contra Fund	**$18,995,157**	$21,796,316
Fidelity Equity Income Fund	**31,166,940**	39,104,758
Banta Corporation Stock Fund	**13,193,382**	12,577,189
MAS Midcap Growth Portfolio-Advisor Class	*	8,490,011
Fidelity Managed Income Portfolio II	**31,107,287**	27,990,697
Fidelity US Equity Index Commingled Pool	**13,835,884**	18,559,570

*Below 5% threshold.

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(17,830,104)
Common stock	965,175
	$(16,864,929)

4. Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 20% (15% prior to July 1, 2001) of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $11,000 in 2002 and $10,500 in 2001. The Company provides a matching contribution equal to 50% of each participant's contribution up to a maximum of 4% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

5. Income Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service dated May 15, 2002, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment (loss) income.

At December 31, 2002 and 2001, there were 409,667 and 408,741 shares, respectively, of the Company's common stock held for investment in the Banta Corporation Stock Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7. Subsequent Events

Effective January 1, 2003, the Plan was amended to increase the maximum rate of employee pretax contributions from 20% to 50% of the participant's compensation, as defined in the Plan agreement.

Supplemental Schedule

0306-0441147

EIN 39-0148550
Plan No. 009

Banta Corporation Incentive Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Current Value
Fidelity Management Trust Company:	
MAS Midcap Growth Portfolio-Advisor Class	$ 6,156,309
Strong Opportunity Fund	1,250,913
Janus Worldwide Fund	303,658
AIM Small Cap Growth Fund-Class A	647,900
Fidelity Equity Income Fund*	31,166,940
Fidelity Low Priced Stock Fund*	3,024,790
Fidelity Contra Fund*	18,995,157
Fidelity Diversified International Fund*	2,822,230
Fidelity Freedom Income*	242,072
Fidelity Freedom 2000 Fund*	412,241
Fidelity Freedom 2010 Fund*	765,050
Fidelity Freedom 2020 Fund*	698,762
Fidelity Freedom 2030 Fund*	421,767
Fidelity Freedom 2040 Fund*	59,816
Banta Corporation Stock Fund*	13,193,382
Fidelity Managed Income Portfolio II*	31,107,287
Fidelity US Equity Index Commingled Pool*	13,835,884
Participant loans (interest rates ranging from 6.25% to 12%)*	4,446,171
	$129,550,329

**Represents a party in interest.*

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Corporation Incentive Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Menasha, and State of Wisconsin, on this 27th day of June 2003.

BANTA CORPORATION INCENTIVE SAVINGS PLAN



Frank W. Rudolph
Chairman, Banta Corporation Incentive Savings Plan
Administrative Committee

EXHIBIT INDEX

INCENTIVE SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Ernst and Young LLP	19
99.1	Written Statement of the Chairman of the Banta Corporation Incentive Savings Plan Administrative Committee Pursuant to U.S.C. Section 1350	20

EXHIBIT 23

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-54576) pertaining to the Banta Corporation Incentive Savings Plan, of our report dated June 13, 2003, with respect to the financial statements and schedule of Banta Corporation Incentive Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Milwaukee, Wisconsin
June 24, 2003

Written Statement of the Chairman of the Banta Corporation Incentive Savings Plan Administrative Committee

Pursuant to 18 U.S.C. s.1350

Solely for the purposes of complying with 18 U.S.C. s.1350, I, the undersigned Chairman of the Banta Corporation Incentive Savings Plan Administrative Committee, hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Banta Corporation Incentive Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Frank W. Rudolph
Chairman, Banta Corporation Incentive
Savings Plan Administrative Committee

June 27, 2003
Date

Corporate Office
225 Main Street
Box 8003
Menasha, WI 54952-8003
920-751-7777 www.banta.com

BANTA
CORPORATION

June 27, 2003

VIA FEDERAL EXPRESS

5

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

RE: Banta Corporation Incentive Savings Plan
Annual Report on Form 11-K for the year ended
December 31, 2002

Gentlemen:

On behalf of the Banta Corporation Incentive Savings Plan (the "Plan"), enclosed herewith for filing under the Securities Exchange Act of 1934, as amended, are four (4) complete copies of the Plan's Annual Report on Form 11-K for the year ended December 31, 2002, one (1) copy of which has been manually executed and sequentially numbered throughout.

Please acknowledge receipt and filing of the foregoing documents by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided for that purpose.

Sincerely,

BANTA CORPORATION

Ginger M. Jones
Corporate Controller


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
155
SECTION

GMJ/smk

Enclosures

Cc: Ronald D. Kneezel
Jay O. Rothman
Shannon M. Kobylarczyk

G:\ACCT\11K\Securities and Exchange Comm. ISP letter.doc

Financial Statements and Supplemental Schedule

Banta Corporation Incentive Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

0306-0441147

Banta Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrator
Banta Corporation Incentive Savings Plan

We have audited the accompanying statement of assets available for benefits of the Banta Corporation Incentive Savings Plan as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Banta Corporation Incentive Savings Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated April 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

June 13, 2003

Banta Corporation Incentive Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Mutual funds	**$ 66,967,605**	$ 75,874,516
Common stock	**13,193,382**	12,577,189
Common collective trust funds	**44,943,171**	46,550,268
Loans to participants	**4,446,171**	4,569,952
Total investments	**129,550,329**	139,571,925
Receivables:		
Participant contributions	**269,766**	245,868
Employer contributions	**73,123**	54,525
Total receivables	**342,889**	300,393
Assets available for benefits	**$129,893,218**	$139,872,318

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (16,864,929)
Interest and dividends	2,634,245
Total investment loss	(14,230,684)
Contributions:	
Employer	2,993,059
Participants	11,002,914
Total contributions	13,995,973
Rollover from other qualified plans	518,824
Total additions	284,113
Deductions	
Benefit and withdrawal payments	(10,230,630)
Administrative expenses	(32,583)
Total deductions	(10,263,213)
Net decrease	(9,979,100)
Assets available for benefits at beginning of year	139,872,318
Assets available for benefits at end of year	$129,893,218

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of Plan

The Banta Corporation Incentive Savings Plan (the Plan) is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the Company). The Plan is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to provide eligible employees an opportunity to accumulate saving on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code).

Other significant provisions of the Plan are discussed below. Participants should refer to the Summary Plan Description for a more completed description of the Plan's provisions.

Participants' Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

Investments

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund.

Vesting

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

1. Description of Plan (continued)

Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2002, ranged from 6.25% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan holds the Plan's investments and executes transactions therein. The Plan changed trustees from the U.S. Bank National Association to Fidelity Management Trust Company on July 1, 2001.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan provides for investments in mutual funds, common stock, and common collective trust funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. Investments

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

	2002	2001
Fidelity Contra Fund	**$18,995,157**	$21,796,316
Fidelity Equity Income Fund	**31,166,940**	39,104,758
Banta Corporation Stock Fund	**13,193,382**	12,577,189
MAS Midcap Growth Portfolio-Advisor Class	*	8,490,011
Fidelity Managed Income Portfolio II	**31,107,287**	27,990,697
Fidelity US Equity Index Commingled Pool	**13,835,884**	18,559,570

*Below 5% threshold.

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(17,830,104)
Common stock	965,175
	$(16,864,929)

4. Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 20% (15% prior to July 1, 2001) of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $11,000 in 2002 and $10,500 in 2001. The Company provides a matching contribution equal to 50% of each participant's contribution up to a maximum of 4% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

5. Income Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service dated May 15, 2002, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment (loss) income.

At December 31, 2002 and 2001, there were 409,667 and 408,741 shares, respectively, of the Company's common stock held for investment in the Banta Corporation Stock Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7. Subsequent Events

Effective January 1, 2003, the Plan was amended to increase the maximum rate of employee pretax contributions from 20% to 50% of the participant's compensation, as defined in the Plan agreement.

Supplemental Schedule

EIN 39-0148550
Plan No. 009

Banta Corporation Incentive Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Current Value
Fidelity Management Trust Company:	
MAS Midcap Growth Portfolio-Advisor Class	$ 6,156,309
Strong Opportunity Fund	1,250,913
Janus Worldwide Fund	303,658
AIM Small Cap Growth Fund-Class A	647,900
Fidelity Equity Income Fund*	31,166,940
Fidelity Low Priced Stock Fund*	3,024,790
Fidelity Contra Fund*	18,995,157
Fidelity Diversified International Fund*	2,822,230
Fidelity Freedom Income*	242,072
Fidelity Freedom 2000 Fund*	412,241
Fidelity Freedom 2010 Fund*	765,050
Fidelity Freedom 2020 Fund*	698,762
Fidelity Freedom 2030 Fund*	421,767
Fidelity Freedom 2040 Fund*	59,816
Banta Corporation Stock Fund*	13,193,382
Fidelity Managed Income Portfolio II*	31,107,287
Fidelity US Equity Index Commingled Pool*	13,835,884
Participant loans (interest rates ranging from 6.25% to 12%)*	4,446,171
	$129,550,329

**Represents a party in interest.*

Financial Statements and Supplemental Schedule

Banta Corporation Incentive Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

0306-0441147

Banta Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents

0306-0441147

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrator
Banta Corporation Incentive Savings Plan

We have audited the accompanying statement of assets available for benefits of the Banta Corporation Incentive Savings Plan as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Banta Corporation Incentive Savings Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated April 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 13, 2003

Banta Corporation Incentive Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Mutual funds	**$ 66,967,605**	$ 75,874,516
Common stock	**13,193,382**	12,577,189
Common collective trust funds	**44,943,171**	46,550,268
Loans to participants	**4,446,171**	4,569,952
Total investments	**129,550,329**	139,571,925
Receivables:		
Participant contributions	**269,766**	245,868
Employer contributions	**73,123**	54,525
Total receivables	**342,889**	300,393
Assets available for benefits	**$129,893,218**	$139,872,318

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (16,864,929)
Interest and dividends	2,634,245
Total investment loss	(14,230,684)
Contributions:	
Employer	2,993,059
Participants	11,002,914
Total contributions	13,995,973
Rollover from other qualified plans	518,824
Total additions	284,113
Deductions	
Benefit and withdrawal payments	(10,230,630)
Administrative expenses	(32,583)
Total deductions	(10,263,213)
Net decrease	(9,979,100)
Assets available for benefits at beginning of year	139,872,318
Assets available for benefits at end of year	$129,893,218

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of Plan

The Banta Corporation Incentive Savings Plan (the Plan) is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the Company). The Plan is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to provide eligible employees an opportunity to accumulate saving on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code).

Other significant provisions of the Plan are discussed below. Participants should refer to the Summary Plan Description for a more completed description of the Plan's provisions.

Participants' Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

Investments

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund.

Vesting

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

1. Description of Plan (continued)

Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2002, ranged from 6.25% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan holds the Plan's investments and executes transactions therein. The Plan changed trustees from the U.S. Bank National Association to Fidelity Management Trust Company on July 1, 2001.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan provides for investments in mutual funds, common stock, and common collective trust funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. Investments

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

	2002	2001
Fidelity Contra Fund	**$18,995,157**	$21,796,316
Fidelity Equity Income Fund	**31,166,940**	39,104,758
Banta Corporation Stock Fund	**13,193,382**	12,577,189
MAS Midcap Growth Portfolio-Advisor Class	*	8,490,011
Fidelity Managed Income Portfolio II	**31,107,287**	27,990,697
Fidelity US Equity Index Commingled Pool	**13,835,884**	18,559,570

*Below 5% threshold.

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(17,830,104)
Common stock	965,175
	$(16,864,929)

4. Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 20% (15% prior to July 1, 2001) of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $11,000 in 2002 and $10,500 in 2001. The Company provides a matching contribution equal to 50% of each participant's contribution up to a maximum of 4% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

5. Income Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service dated May 15, 2002, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment (loss) income.

At December 31, 2002 and 2001, there were 409,667 and 408,741 shares, respectively, of the Company's common stock held for investment in the Banta Corporation Stock Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7. Subsequent Events

Effective January 1, 2003, the Plan was amended to increase the maximum rate of employee pretax contributions from 20% to 50% of the participant's compensation, as defined in the Plan agreement.

Supplemental Schedule

EIN 39-0148550
Plan No. 009

Banta Corporation Incentive Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Current Value
Fidelity Management Trust Company:	
MAS Midcap Growth Portfolio-Advisor Class	$ 6,156,309
Strong Opportunity Fund	1,250,913
Janus Worldwide Fund	303,658
AIM Small Cap Growth Fund-Class A	647,900
Fidelity Equity Income Fund*	31,166,940
Fidelity Low Priced Stock Fund*	3,024,790
Fidelity Contra Fund*	18,995,157
Fidelity Diversified International Fund*	2,822,230
Fidelity Freedom Income*	242,072
Fidelity Freedom 2000 Fund*	412,241
Fidelity Freedom 2010 Fund*	765,050
Fidelity Freedom 2020 Fund*	698,762
Fidelity Freedom 2030 Fund*	421,767
Fidelity Freedom 2040 Fund*	59,816
Banta Corporation Stock Fund*	13,193,382
Fidelity Managed Income Portfolio II*	31,107,287
Fidelity US Equity Index Commingled Pool*	13,835,884
Participant loans (interest rates ranging from 6.25% to 12%)*	4,446,171
	$129,550,329

**Represents a party in interest.*

Financial Statements and Supplemental Schedule

Banta Corporation Incentive Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
155
SECTION

Banta Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents

0306-0441147

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrator
Banta Corporation Incentive Savings Plan

We have audited the accompanying statement of assets available for benefits of the Banta Corporation Incentive Savings Plan as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Banta Corporation Incentive Savings Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated April 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 13, 2003

Banta Corporation Incentive Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Mutual funds	**$ 66,967,605**	$ 75,874,516
Common stock	**13,193,382**	12,577,189
Common collective trust funds	**44,943,171**	46,550,268
Loans to participants	**4,446,171**	4,569,952
Total investments	**129,550,329**	139,571,925
Receivables:		
Participant contributions	**269,766**	245,868
Employer contributions	**73,123**	54,525
Total receivables	**342,889**	300,393
Assets available for benefits	**$129,893,218**	$139,872,318

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (16,864,929)
Interest and dividends	2,634,245
Total investment loss	(14,230,684)
Contributions:	
Employer	2,993,059
Participants	11,002,914
Total contributions	13,995,973
Rollover from other qualified plans	518,824
Total additions	284,113
Deductions	
Benefit and withdrawal payments	(10,230,630)
Administrative expenses	(32,583)
Total deductions	(10,263,213)
Net decrease	(9,979,100)
Assets available for benefits at beginning of year	139,872,318
Assets available for benefits at end of year	$129,893,218

See notes to financial statements.

Banta Corporation Incentive Savings Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of Plan

The Banta Corporation Incentive Savings Plan (the Plan) is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and subsidiaries (the Company). The Plan is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to provide eligible employees an opportunity to accumulate saving on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code).

Other significant provisions of the Plan are discussed below. Participants should refer to the Summary Plan Description for a more completed description of the Plan's provisions.

Participants' Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

Investments

All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund.

Vesting

All participant and employer contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

1. Description of Plan (continued)

Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2002, ranged from 6.25% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan holds the Plan's investments and executes transactions therein. The Plan changed trustees from the U.S. Bank National Association to Fidelity Management Trust Company on July 1, 2001.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan provides for investments in mutual funds, common stock, and common collective trust funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. Investments

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

	2002	2001
Fidelity Contra Fund	**$18,995,157**	$21,796,316
Fidelity Equity Income Fund	**31,166,940**	39,104,758
Banta Corporation Stock Fund	**13,193,382**	12,577,189
MAS Midcap Growth Portfolio-Advisor Class	*	8,490,011
Fidelity Managed Income Portfolio II	**31,107,287**	27,990,697
Fidelity US Equity Index Commingled Pool	**13,835,884**	18,559,570

*Below 5% threshold.

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(17,830,104)
Common stock	965,175
	$(16,864,929)

4. Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 20% (15% prior to July 1, 2001) of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $11,000 in 2002 and $10,500 in 2001. The Company provides a matching contribution equal to 50% of each participant's contribution up to a maximum of 4% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

5. Income Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service dated May 15, 2002, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment (loss) income.

At December 31, 2002 and 2001, there were 409,667 and 408,741 shares, respectively, of the Company's common stock held for investment in the Banta Corporation Stock Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7. Subsequent Events

Effective January 1, 2003, the Plan was amended to increase the maximum rate of employee pretax contributions from 20% to 50% of the participant's compensation, as defined in the Plan agreement.

Supplemental Schedule

EIN 39-0148550
Plan No. 009

Banta Corporation Incentive Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Current Value
Fidelity Management Trust Company:	
MAS Midcap Growth Portfolio-Advisor Class	$ 6,156,309
Strong Opportunity Fund	1,250,913
Janus Worldwide Fund	303,658
AIM Small Cap Growth Fund-Class A	647,900
Fidelity Equity Income Fund*	31,166,940
Fidelity Low Priced Stock Fund*	3,024,790
Fidelity Contra Fund*	18,995,157
Fidelity Diversified International Fund*	2,822,230
Fidelity Freedom Income*	242,072
Fidelity Freedom 2000 Fund*	412,241
Fidelity Freedom 2010 Fund*	765,050
Fidelity Freedom 2020 Fund*	698,762
Fidelity Freedom 2030 Fund*	421,767
Fidelity Freedom 2040 Fund*	59,816
Banta Corporation Stock Fund*	13,193,382
Fidelity Managed Income Portfolio II*	31,107,287
Fidelity US Equity Index Commingled Pool*	13,835,884
Participant loans (interest rates ranging from 6.25% to 12%)*	4,446,171
	$129,550,329

**Represents a party in interest.*